

Mail Stop 7010

August 23, 2007

**via U.S. mail and facsimile**

William S. Creekmuir
Executive Vice President, Chief Financial Officer,
  Assistant Treasurer and Assistant Secretary
Simmons Company
One Concourse Parkway, Suite 800
Atlanta, Georgia  30328

   **RE:** **Simmons Company**
      **Form 10-K for the Fiscal Year Ended December 30, 2006**
      **Filed March 23, 2007**
      **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and June**
      **30, 2007**
      **File No. 333-124138**

Dear Mr. Creekmuir:

   We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review  to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 22

1.  Please tell us why you do not consider your estimate of the fair value of your common stock in connection with equity issuances to your employees and your estimate of pension benefits obligations as critical accounting policies; otherwise, please revise your disclosure in future filings to includes these estimates in your discussion of your critical accounting policies.

Intangible assets, page 22

2.  In future filings, please revise your critical accounting policy discussion for your indefinite-lived intangible assets to include the material assumptions used in your projected cash flow analysis and the sensitivity of those assumptions.  For the times you obtain an appraisal to estimate the fair value of a significant indefinite-lived intangible asset, disclose the methodology used, the material assumptions made and the sensitivity of those material assumptions used by the appraiser.  If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, please disclose this fact including the amount at risk.  Finally, discuss the factors considered in determining that your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

3.  In future filings, if the carrying value of your reporting units is not materially different from the estimated fair value, please consider revising your disclosure regarding testing goodwill for impairment to address each of the following points:
    *   Define the reporting unit level at which you test goodwill for impairment.
    *   We note that you estimate the fair value of your reporting units using both future discounted cash flows and comparison to similar entities' fair values.
        o   Describe each of these methodologies, including sufficient information to enable a reader to understand how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these two methods as being the most meaningful for the company in preparing their goodwill impairment analysis.
        o   Disclose how you weight each of these methods, including how you determined the weights for each method.  Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

- For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the revenue and/or EBITDA multiple used.
- Disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Warranty accrual, page 23

4. We note your disclosure on page 12 that states you have released many new products that are fairly early in their product life cycles. In future filings, please revise your disclosure to state how you estimate warranty costs for these new products with short product life cycles. Please also revise your disclosure to state the percentage of revenues for each period presented that include these new products.

Income taxes, page 24

5. In future filings, please revise your discussion of income taxes to quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

Results of Operations, page 25

6. Please revise your discussion and analysis of net sales in future filings to state the impact the multi-year supply agreement with Sleep Train entered into in connection with your disposition of Sleep Country USA has had. In this regard, we note your disclosure on page 50 that this agreement will result in you having significant ongoing interest in the cash flows of Sleep Country USA. In addition, you also eliminate the historical results of Sleep Country USA as part of your comparative discussion and analysis.

7. In future filings, please revise your disclosure to include a discussion and analysis of the impact new product offerings have had and are expected to have in subsequent periods on net sales. In this regard, we note your discussion on page 8 that new product offerings did not impact net sales in 2005 as favorably as in prior periods. Furthermore, we note your statement in your March 22, 2007 press release (Form 8-K filed on April 4, 2007) that you "entered the year with arguably the hottest product line in our industry including our luxury line, Beautyrest Black, which was introduced in August 2006." However, you did not state the impact such introduction had on

your fiscal year 2006 net sales, only a description of your new products on page 21. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

8. In future filings, please revise your explanation for the decrease in SG&A as a percentage of net sales to provide a more detailed discussion of the sales force reorganization and how such reorganization resulted in a decrease to SG&A. Please also explain how the timing of new product introductions results in a decrease in SG&A as a percentage of net sales.

9. We note that you attribute the decline in licensing fees to a significant licensee losing one of their major customers. Please expand upon this disclosure to state when this occurred and your expectations regarding this customer and future licensing fees.

Note B – Principal Accounting Policies, page 42

Customer Supply Agreements, page 43

10. We note that when you enter into a long-term supply agreement with a customer you may provide that customer with an initial cash outlay or a credit memo that may or may not be refundable. For these transactions, you reduce sales for the amounts, either immediately (non-refundable) or through amortization (refundable), as described on pages 43 and 45. For the refundable arrangements, you also state that the amortization of the asset recognized is included in selling, general and administrative expense. For each of these four types of arrangements, including the use of credit memos, please tell us how you determined the appropriate classification pursuant to EITF 01-9, including the amounts recognized in each period presented. In future filings, please revise your accounting policies for these four arrangements, as appropriate, and also state the length of these agreements.

Note C – Acquisitions and Dispositions, page 49

11. In future filings, please revise your disclosures for your acquisition of Simmons Canada to state the amount borrowed to fund this acquisition.

12. We note that you reclassified SCUSA's assets and liabilities to held for sale as of December 31, 2005 on your consolidated balance sheets for which you cite SFAS 144 as the authoritative literature. We further note that you did not classify SCUSA's assets and liabilities as held for sale in your December 31, 2005 Form 10-K. Paragraph 30 of SFAS 144 states that long-lived assets are to be classified as held for sale in the period in which all of the criteria are met. As such, it is unclear why you

restated the classification of these assets as of December 31, 2005 in your December 31, 2006 Form 10-K.  In future filings, please ensure that you classify long-lived assets as held for sale in the period you meet all of the criteria only.

Item 9A.  Controls and Procedures, page 74

13. We note your statement that "any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives."  Please revise this disclosure in your amended Form 10-K to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for guidance.

14. We note your disclosure that you completed your evaluation of your disclosure controls and procedures' effectiveness within 90 days prior to the filing date of your annual report on Form 10-K.  However, Item 307 of Regulation S-K requires the conclusion to be as of the end of the period covered by the report.  Please revise your disclosure in your amended Form 10-K to state your conclusion regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Exhibits 31

15. We note that the 302 and 906 certifications included as exhibits refers to your review of a quarterly report on Form 10-Q instead of the December 30, 2006 Form 10-K.  Please amend your entire Form 10-K and include revised 302 and 906 certifications to reference the correct report.  In this case, you will need to reference the amended Form 10-K.  In addition, the certifications' date should be updated.  Finally, please remove the chief executive officer and chief financial officer titles in the introductory line to the 302 certifications.  Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 24

16. We note that you recognized negative operating cash flows of $5.4 million, which is the first time since your fiscal quarter ended March 26, 2005.  We further note that you attribute the negative operating cash flows to working capital.  In future filings, please provide a more comprehensive explanation of how working capital negatively impacted operating cash flows.  In this regard, we note that accounts receivable is 61.3% of total current assets as of March 31, 2007.  In addition, accounts receivable increased 17.2% as of March 31, 2007.  As such, please include an analysis of days sales outstanding for each period presented and explain any material variances.  Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

17. In future filings, please ensure you include a discussion of Canada's gross margin.  In this regard, for the three-months ended March 31, 2007 and June 30, 2007 you state that consolidated gross margin after consideration of the sale of SCUSA increased 0.4% and decreased 5.2%, respectively.  We further note that the Domestic segment's gross margin increased 1.6% and decreased 4.6% for the three months ended March 31, 2007 and June 30, 2007, respectively.  As such, it would appear that Canada's gross margin had a negative impact on the consolidated gross margin for both fiscal quarters.  Refer to Item 303(A) of Regulation S-K.

18. We note that you attribute the material difference in the effective tax rate for the quarter ended June 30, 2007 from the statutory rate to "certain discrete tax benefits recognized for the quarter."  Given the significant difference, please provide a more detailed explanation of these discrete tax benefits recognized in future filings.

\* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief